                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                            GOLDEN STATE BANCORP INC.
                         -------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
              ----------------------------------------------------
                         (Title of class of securities)

                                   381197 10 2
                      -------------------------------------
                                 (CUSIP number)

                                Barry F. Schwartz
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600

                      -------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                DECEMBER 13, 2000
                        ---------------------------------
                          (Date of event which requires
                            filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               Page 1 of 10 Pages
                            Exhibit Index on Page 10

-----------------------                              ---------------------------
CUSIP NO. 381197 10 2               13D               PAGE   2   OF  10  PAGES
          -----------                                      -----    ----
-----------------------                              ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Holdings Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                   0
     NUMBER OF              ----------------------------------------------------
       SHARES               8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     42,949,525
        EACH                ----------------------------------------------------
     REPORTING              9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                       0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                   42,949,525
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,949,525
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

-----------------------                              ---------------------------
CUSIP NO. 381197 10 2               13D               PAGE   3   OF  10  PAGES
          -----------                                      -----    ----
-----------------------                              ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GSB Investments Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                   0
       NUMBER OF            ----------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   42,949,525
          EACH              ----------------------------------------------------
       REPORTING            9     SOLE DISPOSITIVE POWER
         PERSON
          WITH                     0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                   42,949,525
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,949,525
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

         This statement amends and supplements the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999 and Amendment No. 3 thereto, dated August 25, 1999, filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen") and Amendment No. 4 thereto, dated December 17, 1999, Amendment No. 5 thereto, dated May 23, 2000 and Amendment No. 6 thereto, dated August 30, 2000 filed by
(a) Mafco Holdings and (b) Investments Corp. (as so amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.


Item 2.  Identity and Background.


         Items 2(a)-2(c) are hereby amended by adding the following at the end thereof:

         A restated Schedule I, which includes the identity, business address and occupation or employment information for the directors and executive officers of each of Mafco Holdings and Investments Corp., is attached hereto.


Item 4.  Purpose of Transaction.

         The following is added to the response to Item 4:

         On December 13, 2000 Mafco Holdings and Investments Corp. entered into a forward sale arrangement (the "Forward Sale") with Credit Suisse First Boston International ("CSFBI") and Credit Suisse First Boston Corporation ("CSFB") with respect to 3,000,000 shares of Common Stock, as described in a term sheet related thereto dated December 13, 2000 (the "Term Sheet").

         The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire or dispose of additional shares of Common Stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.


Item 5.  Interest in Securities of the Issuer.

         The following is added to the response to Item 5:

         (a) - (b) As of October 31, 2000, based upon the Company's quarterly report on Form 10-Q for the third quarter 2000, there were 134,238,004 outstanding shares of Common Stock. Subject to the terms of the Forward Sale with respect to 3,000,000 shares of Common Stock, Mafco Holdings and Investments Corp. may be deemed to share beneficial ownership of 42,949,525 shares of Common Stock, representing 32.0% of the Common Stock outstanding.

         (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The following is added to the response to Item 6:

         On December 13, 2000, Mafco Holdings, Investments Corp., CSFBI and CSFB entered into the Term Sheet. On each closing date (as defined in the Term Sheet), Investments Corp. will deposit into a collateral account with CSFBI such number of shares of Common Stock (not to exceed 3,000,000 in the aggregate) as are the subject of the particular Forward Sale (the "Underlying Shares") and CSFBI will pay to Investments Corp. the proceeds amount (as defined in the Term Sheet). On the maturity date or earlier termination of each Forward Sale, Investments Corp. will have the right to settle its obligations to CSFBI with respect to the Underlying Shares by delivering such portion of the Underlying Shares, or the cash equivalent thereof, as determined pursuant to the Term Sheet. The Term Sheet contemplates that the parties will enter into a definitive purchase contract, pledge agreement and other customary ancillary agreements.

         In addition, on December 13, 2000, Mafco Holdings, Investments Corp., the Company, CSFBI and CSFB entered into a Registration Agreement with respect to 6,000,000 shares of Common Stock. It provides for the filing and keeping effective of a registration statement and related prospectus supplements with respect to sale of such shares by Investments Corp to CSFBI pursuant to the Term Sheet and any subsequent term sheets and contains customary representations, warranties, covenants and indemnities.


Item 7.  Materials to be Filed as Exhibits.

         Item 7 is hereby amended to add the following at the end thereof:

         Exhibit 7. Term Sheet dated December 13, 2000 among Mafco Holdings Inc., GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

         Exhibit 8. Registration Agreement dated December 13, 2000 among Mafco Holdings Inc., GSB Investments Corp., Golden State Bancorp Inc., Credit Suisse First Boston International and Credit Suisse First Boston Corporation.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  December 18, 2000


                                          MAFCO HOLDINGS INC.




                                          By: /s/ Glenn P. Dickes
                                              ---------------------------------
                                              Glenn P. Dickes
                                              Senior Vice President



                                          GSB INVESTMENTS CORP.




                                          By: /s/ Glenn P. Dickes
                                              ---------------------------------
                                              Glenn P. Dickes
                                              Senior Vice President

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                OF MAFCO HOLDINGS INC. AND GSB INVESTMENTS CORP.


                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc. and GSB Investments Corp. is set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.


                               MAFCO HOLDINGS INC.

Name and Position
(if different from
Principal Occupation                  Present Principal Occupation or
or Employment)                        Employment and Address
---------------                       ----------------------

Ronald O. Perelman                    Director, Chairman and
                                      Chief Executive Officer of
                                      Mafco Holdings Inc.

Donald G. Drapkin                     Director and Vice Chairman of
                                      Mafco Holdings Inc.

Howard Gittis                         Director and Vice Chairman
                                      of Mafco Holdings Inc.

Barry F. Schwartz                     Executive Vice President and
                                      General Counsel of Mafco
                                      Holdings Inc.

Todd J. Slotkin                       Executive Vice President and
                                      Chief Financial Officer of
                                      Mafco Holdings Inc.

                              GSB INVESTMENTS CORP.

Name and Position
(if different from                    Present Principal Occupation or
Principal Employment)                 Employment and Address
---------------------                 ----------------------

Ronald O. Perelman                    Director, Chairman and
Director, Chairman                    Chief Executive Officer of
and Chief Executive Officer           Mafco Holdings Inc.

Howard Gittis                         Director and Vice Chairman
Director and Vice Chairman            of Mafco Holdings Inc.

Barry F. Schwartz                     Executive Vice President and
Executive Vice President              General Counsel of Mafco
and General Counsel                   Holdings Inc.

Todd J. Slotkin                       Executive Vice President
Executive Vice President              and Chief Financial Officer
and Chief Financial                   of Mafco Holdings Inc.
Officer

                                  EXHIBIT INDEX

Exhibit
-------

   7 Term Sheet dated December 13, 2000 among Mafco Holdings Inc., GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

   8 Registration Agreement dated December 13, 2000 among Mafco Holdings Inc., GSB Investments Corp., Golden State Bancorp Inc., Credit Suisse First Boston International and Credit Suisse First Boston Corporation.